File No. 70-9545

                     SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.

                              Amendment No. 2

                                    To

                                 FORM U-1

                                 APPLICATION

                                  UNDER THE

                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           Energy East Corporation
                                P.O. Box 1196
                      Stamford, Connecticut  06904-1196

                                     and

                                 Merger Co.
                         c/o Energy East Corporation
                                P.O. Box 1196
                      Stamford, Connecticut 06904-1196

    (Name of company or companies filing this statement and address of principal executive offices)

                            Kenneth M. Jasinski
                Executive Vice President and General Counsel
                         c/o Energy East Corporation
                                P.O. Box 1196
                      Stamford, Connecticut  06904-1196
                         Telephone:  (203) 325-0690

                 (Names and addresses of agents for service)

                                 Copies to:

          Frank Lee, Esq.                    Adam Wenner, Esq.
          Huber Lawrence & Abell             Vinson & Elkins
          605 Third Avenue                   1455 Pennsylvania
                                             Avenue, N.W.
          New York, New York 10158           Washington, D.C.  20004
          Telephone:  (212) 682-6200         Telephone:(202) 639-6500

     This Amendment No. 2 to the Form U-1 of Energy East
Corporation is being filed
to amend Item 6 by adding the exhibit listed below:

Item 6.       Exhibits and Financial Statements.
     The following exhibit is being filed with this Amendment No.
2:



NO.    DESCRIPTION                             METHOD OF FILING

D-2    Order of Connecticut Department of      Filed herewith.
       Public Utility Control Approving a
       Change of Control.

                                  SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Amendment No. 2 to be signed on their behalf by the undersigned thereunto duly authorized.


                                   Energy East Corporation


Date: December 17, 1999            By /s/ Kenneth M. Jasinski
                                          Kenneth M. Jasinski
                                          Executive Vice President
                                               and General Counsel


                                   Merger Co.


Date: December 17, 1999            By /s/ Kenneth M. Jasinski
                                          Kenneth M. Jasinski
                                          Vice President, Secretary
                                               and Treasurer